Hydrogen Hybrid Technologies, Inc.
                        1845 Sandstone Manor Unit #11
                        Pickering, ON  L1W3X9  Canada
                         Telephone:  (905) 697-4880

November 27, 2007

VIA EDGAR TRANSMISSION
----------------------

Mail Stop 3561

U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, DC  20549

Attention:  Mr. Ethan Horowitz
            Staff Accountant

RE:  Hydrogen Hybrid Technologies, Inc.
     Form 10-Q5B for the Quarter Ended
     March 31, 2007
     Filed May 22, 2007
     File No. 333-76242
     Form 8-K
     Filed April 4, 2007
     File No. 333-76242

Dear Mr. Horowitz:

On behalf of Hydrogen Hybrid Technologies, Inc., we respectfully acknowledge your correspondence dated August 10, 2007 and October 24, 2007.

First of all, we must apologize for not responding sooner to your comment letter. For some unexplained reason, we just received your October 24, 2007 letter this week. We have no explanation why your letter took so long to reach us.

We take your comment letters very seriously. For that reason, we have asked our auditors to help us respond to your comment letter. Our auditors are completing our September 30 year-end audit. They informed us that are in the final stages of competing this audit, and request a couple of weeks to help us answer your comment letter.

Therefore, we want you to know that we plan to answer your comment letter as soon as possible. We appreciate your understanding in the matter.

Respectfully yours,

Hydrogen Hybrid Technologies, Inc.

By:   /s/ Ira Lyons
---------------------------------
          Ira Lyons
          President